Filed pursuant to Rule 253(g)(2)

File No. 024-11130

SUPPLEMENT DATED DECEMBER 19, 2022

TO OFFERING CIRCULAR DATED OCTOBER 26, 2022

COMMONWEALTH THOROUGHBREDS LLC

101 West Loudon Ave Suite 210,

Lexington, Kentucky 40508

(323) 278 5554

This Supplement to the Offering Circular supplements the Offering Circular of Commonwealth Thoroughbreds LLC dated October 26, 2022 (the “Offering Circular”) by disclosing additional solicitation materials used to solicit investors after the Offering Circular was filed.

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

CMNWLTH QUARTERLY
Q3 2022



"The Valley of the Racehorse," Lambourn, U.K.

DEAR CMNWLTH NATION,

We're excited to introduce the first-ever CMNWLTH Quarterly. This newsletter will serve as an opportunity for us to celebrate our major milestones, shared experiences, and eventually, stories from our community.

Life is busy and it's hard to stay plugged into all of the action. We hope this quarterly helps you feel connected to the heartbeat of the company and maybe consider joining us at the next big day out.

We're grateful for how far we've come and look forward to what lies on the horizon.

Here's to ride of a lifetime.

Team Commonwealth

Q3 2022

Last Quarter was one for the books. With 150+ CMNWLTH Members traveling to races in Los Angeles, San Diego, Philadelphia, Louisville & West Virginia; we got to experience so much together!

From the unbelievable San Diego Sunset boat rides to Kentucky parties there is no better group of people. We can't wait for the future with all of you!

Thank you for believing in us and yourself and cheers for investing in the ride of a lifetime!




GI PACIFIC CLASSIC
We look forward to hosting you for an incredible day of racing down at Old Del Mar!
To enjoy the full racing experience we recommend arriving by 2:00 pm.
Dress: SoCal Vibes

COMMONWEALTH BY THE NUMBERS

$890,985
IN DISTRIBUTIONS
(AVERAGE $931.99 PER PERSON)

$577,260
IN EARNINGS

6
GRADED
STAKES STARTS

4
G1
STARTS

71%
WIN
PLACE, SHOW

6
CITIES
VISITED

COUNTRY GRAMMER'S COMEBACK

Country Grammer is undoubtedly the horse of a lifetime.

After his historic campaign in the Middle East, Country Grammer has raced in 3 graded stakes races in a row. The $300k San Diego Handicap, the $1,000,000 Pacific Classic and the $300,000 Awesome Again. Earning a total of $320,000.

Country Grammer ran impressively.

In the San Diego handicap he beat the rest of the field by 4 ¼ lengths and in the Pacific Classic he beat the rest of the field by 7 lengths.

63 days, 3 graded stakes appearances, $320,000 in earnings, and he isn't done yet! With lifetime earnings north of $11.1M, he's what we all aspire to be, a fighter. He always shows up, he always tries, and he always delivers.



WATCH HIS RACES


DEL MAR
RACE
10
5:54

G1 TVG PACIFIC CLASSIC 9/3/22


DEL MAR
RACE
10
6:42

G2 SAN DIEGO HANDICAP



G1 AWESOME AGAIN

Just two months after his impressive run in the $1M Belmont Stakes, We the People made his 4th graded stakes start in 2022, the $500,000 G3 West Virginia Derby. Our G3-winning colt was the odds-on favorite in a field of six competitive colts.

We The People jumped quickly from the gate and held on to an impressive 1+ length convincing lead through the 3 quarters. Unfortunately, down the stretch the sloppy track wore on him and he fell back, ultimately coming in second place. Still, a very impressive finish.

It was only appropriate that our next G1 came in the Commonwealth….of Pennsylvania. We the People made his 7th career start in the $1M Pennsylvania Derby. Running with the top colts in the country We The People stalked a fast opening pace. He was holding his own through the ¾ mark, but the deep parx track eventually proved too much for him. Despite falling back in the pack, he earned a speed figure of 94.

There's no crying in horse racing, especially when "losing" means a $115,000 payday between the West Virginia and Pennsylvania Derbies.


WE THE


Lexington, KY

The world's largest and most competitive horse auction is the Keeneland Yearling Sale.

For twelve days, buyers from every corner of the globe descend on the sales grounds in Lexington, KY and comb through over 4,000 prospects to find the next star. When you're looking for a star, Keeneland is a reliable source; over 1,500 graded stakes winners are all Keeneland sales grads.

The Commonwealth team went looking for four quality fillies to add to the roster. We had three very specific requirements: the athleticism and soundness to compete at the highest level, and a proven pedigree that would be attractive to future buyers no matter how they perform on the racetrack.

Despite stiff competition and sophisticated opposing buyers our disciplined team walked away with four beautiful fillies that met all of our criteria. These four fillies will be available in our next offering. The Commonwealth stable is growing with quality!









The four newest fillies join a roster of four two-year-olds that we're excited to begin offering this fall.



GROWING THE STABLE

GROWING THE TEAM



HUNTER NORMAN
VP, FINANCE & OPS

LOS ANGELES



RADHIKA CLARK
DIRECTOR OF RACING

KENTUCKY



ALEX SNYDER
SOCIAL MEDIA MANAGER

LOS ANGELES

CMNWLTH WALLET LAUNCHED

To date, we've distributed over $890k worth of funds to users from around the world. In the coming weeks, you'll be able to apply your funds to the latest offerings, diversify your stable, and continue the ride.

The launch of the wallet not only means quicker, easier payouts for you. It kicks off a string of other exciting new platform features coming soon.



WALLET
Total Account Value
$20,220.68
Value of Shares
$5,650.00
Transaction History
Funds
$20,220.68
Withdraw

THE QUARTER AHEAD



8 NEW OFFERINGS ON THE WAY



BREEDERS' CUP



OPPORTUNITIES FOR TOURS AND LOCAL EVENTS


COUNTRY GRAMMER
Race Record

EXCITING NEW PRODUCT FEATURES




10:45
COMMONWEALTH
OVERVIEW
PEDIGREE
GALLERY
PERKS
WRITE UP
TSHIEBWE
2-Year-Old Colt | Race Day - Divine Friends
$50.00
Share Price
$105,050
Offering Size
3% Funded
BUY SHARES


10:46
TSHIEBWE
OVERVIEW
PEDIGREE
GALLERY
PERKS
WRITE UP
Family Facts
Sire (dad), Race Day is a multiple graded stakes winner that earned $748k in 12 career starts.
Sire produced two top 2022 Kentucky Derby contenders: White Abbario (LTE: $823k) and Barber Road (LTE: $650k)
Sire is the son of Tapit, the #1 active sire by Lifetime G1 Winners
Dam is the half-sister to black-type placed Youre My Buddy (LTE: $101k)
3rd dam, Henderson Band, is a half-sister to 2x graded stakes
BUY SHARES
$50.00


10:46
TSHIEBWE
OVERVIEW
PEDIGREE
GALLERY
PERKS
WRITE UP
starts.
Sire produced two top 2022 Kentucky Derby contenders: White Abbario (LTE: $823k) and Barber Road (LTE: $650k)
Sire is the son of Tapit, the #1 active sire by Lifetime G1 Winners
Dam is the half-sister to black-type placed Youre My Buddy (LTE: $101k)
3rd dam, Henderson Band, is a half-sister to 2x graded stakes winner Royal Flasheart (LTE: $388k) and mother of G1-winning Cash Included (LTE: $316k)
BUY SHARES
$50.00


10:46
PEDIGREE
Tap any image to explore
Tapit
Race Day
Rebolite
Tshiebwe
Divine Park
Divine Friends
Friends Included


10:46
5G
Race Day
(Tapit - Rebalite)
Sire
Quick Stat
Sire of 2022 Kentucky Derby contenders White Abbario & Barber Road
The Skinny
Winner of the G3 Razorback Handicap, G2 Oaklawn Handicap, and the G2 Fayette Stakes. Earned $748,000 in 12 career starts, 7 of them being Graded Stakes races. He defeated G1 winners Golden Ticket and Hard Aces, as well as Midnight Hawk, Tapiture, and Golden Lad. Ran a final time of 1:47.93 for 1 1/8 miles in the Oaklawn Handicap which was the fastest since Medaglia d'Oro a dozen years prior, earning a 109 Beyer for the performance. Race Day had only


10:46
5G
Quick Stat
Sire of 2022 Kentucky Derby contenders White Abbario & Barber Road
The Skinny
Winner of the G3 Razorback Handicap, G2 Oaklawn Handicap, and the G2 Fayette Stakes. Earned $748,000 in 12 career starts, 7 of them being Graded Stakes races. He defeated G1 winners Golden Ticket and Hard Aces, as well as Midnight Hawk, Tapiture, and Golden Lad. Ran a final time of 1:47.93 for 1 1/8 miles in the Oaklawn Handicap which was the fastest since Medaglia d'Oro a dozen years prior, earning a 109 Beyer for the performance. Race Day had only 58 foals born in 2019, from that crop he produced not 1 but 2 highly ranked Kentucky Derby contenders: White Abbario (LTE: $823k) and Barber Road (LTE: $650k).


10:47
5G
Divine Friends
(Divine Park - Friends Included)
Dam
Quick Stat
4 wins at 3 (LTE: $18,959)
The Skinny
Divine Friends made 10 career starts with 4 wins, 1 second, and 1 third to her record; earning $18,959. She is a half sister to G2 placed You're My Buddy (LTE: $101,480).


10:47
5G
Tapit
(Pulpit - Tap Your Heels)
Paternal Grand Sire
Quick Stat
#1 active sire by Lifetime Grade I Winners
The Skinny
In 6 starts, Tapit won two G1 races and earned $557,300. He is the sire of 29 G1 winners, has had 33 yearlings to bring over $1million at auction, and has sired earners of over $188 million on the racetrack for the most progeny earnings of any North American sire in history. He is the only stallion to rank in the top 5 sire list 11 out of the last 12 years and the only modern stallion to sire four Belmont Stakes winners.


10:47
5G
Paternal Grand Sire
Quick Stat
#1 active sire by Lifetime Grade I Winners
The Skinny
In 6 starts, Tapit won two G1 races and earned $557,300. He is the sire of 29 G1 winners, has had 33 yearlings to bring over $1million at auction, and has sired earners of over $188 million on the racetrack for the most progeny earnings of any North American sire in history. He is the only stallion to rank in the top 5 sire list 11 out of the last 12 years and the only modern stallion to sire four Belmont Stakes winners. Notable progeny include: Current prodigy Flightline (LTE: $1.39M),Testa Matta (LTE: $4.7M), Essential Quality ($4.75M), Frosted (LTE: $3.97M), Tonalist ($3.64M), Constitution (LTE: $1.03M), and many more.


10:47
5G
Rebalite
(More Than Ready - Printing Press)
Paternal Grand Dam
Quick Stat
Half-sister to the 1991 Kentucky Oaks (G1) winner and four-time Grade 1-winning filly, Lite Light.
The Skinny
Earned $46,197 in 12 career starts. Sired by Top 20 all-time broodmare sire More than Ready and out of Printing Press, mother of 8 winners including G1-winning sensation Lite Light (LTE: $1.23M).


10:47
5G
Divine Park
(Chester House - High In The Park)
Dam Sire
Quick Stat
Sire of 5-time G1 winning Breeders' Cup Champion mare Lady Eli.
The Skinny
Winner of the G3 Withers Stakes, G3 Westchester Handicap, and G1 Metropolitan Handicap, Divine Park earned $612,935 in 9 career starts. In the Westchester Handicap he ran 1 mile in 1:32.74, about a half-second slower than the Belmont track record. In three crops Divine Park produced 5-time G1 winning Breeders' Cup Champion mare Lady Eli along with 3 other black type winners. He was exported to Korea to continue breeding there in 2016.


10:47
5G
Friends Included
(Include - Henderson Band)
Maternal Grand Dam
Quick Stat
Half-sister to G1 winner & multiple graded stakes placed filly Cash Included
The Skinny
Lightly raced, earned $33,600 in 6 starts. Upon retirement she was sold for $100,000 carrying her future G2 placed colt, You're My Buddy who earned $101,480 during his racing career in South America. She is the half-sister to G1-winner, and multiple graded stakes placed filly Cash Included (LTE: $316k).


10:47
5G
TSHIEBWE
OVERVIEW PEDIGREE GALLERY PERKS WRITE UP
BUY SHARES $50.00
10:47
5G
TSHIEBWE
PEDIGREE GALLERY PERKS WRITE UP DETAILS
G1 Club
Buy 24 shares in this offering & join our G1 Club. Along with standard ownership perks (listed below) you'll get:
Concierge at race day events
Join us in the paddock when your horse races (when available)
G1 Welcome Kit
Exclusive invites to private parties & events
Early access to new offerings & invitation to invest in private offerings
Ownership Perks
BUY SHARES $50.00
10:47
5G
TSHIEBWE
PEDIGREE GALLERY PERKS WRITE UP DETAILS
Ownership Perks
With every investment:
Stay connected to the action with ongoing updates & exclusive content
Fully transparent costs - no hidden fees & zero ongoing expenses
Get involved in all aspects of racing: attend morning workouts, meet the horse and attend other events
Join us in the winners' circle if your horse wins (when available)
Attend morning workouts
BUY SHARES $50.00
10:47
5G
TSHIEBWE
PEDIGREE GALLERY PERKS WRITE UP DETAILS
Fully transparent costs - no hidden fees & zero ongoing expenses
Get involved in all aspects of racing: attend morning workouts, meet the horse and attend other events
Join us in the winners' circle if your horse wins (when available)
Attend morning workouts
Opportunity to meet the horse, trainer, or jockey
Get invites to racing related experiences: auction events, stable tours, and more
BUY SHARES $50.00


10:48
5G
TSHIEBWE
GALLERY
PERKS
WRITE UP
DETAILS
OFFERING
Tshiebwe is developing into something big, literally. He's classy, he's imposing and he's already proving himself on the racetrack.
Trained by Rodolphe Brisset in Lexington, Kentucky.
Owned and managed by CMNWLTH & WinStar Farm, the team responsible for Dubai World Cup champion Country Grammer and G3-winning colt We the People.
He made his first career start on August 13 at Churchill Downs in a $120,000 Maiden Special Weight. Racing against 12 other colts, he was bumped at the start but showed real grit when he fought back from 9th place to finish 4th. Most importantly, he ran the
BUY SHARES
$50.00
10:48
5G
TSHIEBWE
GALLERY
PERKS
WRITE UP
DETAILS
OFFERING
start but showed real grit when he fought back from 9th place to finish 4th. Most importantly, he ran the fastest final ⅛ mile of the entire field and galloped out strongly. After the race, trainer Rodolphe Brisset said, "I didnt come into this race expecting a win. I was hoping for 4th. After the bump and the late rally. That was very promising."
One month later he made his second career start at Keeland in a $100,000 Maiden Special Weight in a field of 10 colts. He broke sharply from the gate and stalked the pace until the ¾ pole. There he began to make what appears to be his signature closing move and once again ran the fastest final ⅛ of any horse in the field. He finished second to $1.35M TDN Rising Star Extra
BUY SHARES
$50.00
10:48
5G
TSHIEBWE
GALLERY
PERKS
WRITE UP
DETAILS
OFFERING
win. I was hoping for 4th. After the bump and the late rally. That was very promising."
One month later he made his second career start at Keeland in a $100,000 Maiden Special Weight in a field of 10 colts. He broke sharply from the gate and stalked the pace until the ¾ pole. There he began to make what appears to be his signature closing move and once again ran the fastest final ⅛ of any horse in the field. He finished second to $1.35M TDN Rising Star Extra Anejo but was an impressive 5 ½ lengths ahead of the rest of the field.
Tshiebwe exited the race like a champ and is expected to make his next start in late November or December.
BUY SHARES
$50.00
10:48
5G
TSHIEBWE
GALLERY
PERKS
WRITE UP
DETAILS
OFFERING
Horse Details
Racing Trainer
Rodolphe Brisset
Racing Circuit
Kentucky
Location
WinStar Farm
Lifetime Earnings
$24,750
Recent Speed Figure
77
Recent Work
3F - 36.00 seconds
Next Race
Late November
BUY SHARES
$50.00


10:48
TSHIEBWE
Horse Details
Racing Trainer
Rodolphe Brisset
Racing Circuit
Kentucky
Location
WinStar Farm
Lifetime Earnings
$24,750
Recent Speed Figure
77
Recent Work
3F - 36.00 seconds
Next Race
Late November
BUY SHARES
$50.00
10:48
TSHIEBWE
Recent Speed Figure
77
Recent Work
3F - 36.00 seconds
Next Race
Late November
Breeder
Justin Munoz
Birthplace
Kentucky
Foaled
March 23, 2020
Nominations
KTDF
Equibase Link
BUY SHARES
$50.00
10:48
TSHIEBWE
Training Reserve
$6.28
Working Capital Reserve
$4.78
Offering Expenses
$6.81
Management Fee
$4.41
Aftercare Donation
$1.00
Total
$50.00
Offering Circular
Regulatory Disclosures
BUY SHARES
$50.00
10:48
TSHIEBWE
Offering Details
Co-Owner
WinStar Farm
CMNWLTH Share
10%
Price Per Share
$50.00
Number of Shares
2,101
Offering Amount
$105,050
Per Share Price Breakdown
Acquisition Cost
$26.73
BUY SHARES
$50.00
10:48
TSHIEBWE
Per Share Price Breakdown
Acquisition Cost
$26.73
Training Reserve
$6.28
Working Capital Reserve
$4.78
Offering Expenses
$6.81
Management Fee
$4.41
Aftercare Donation
$1.00
Total
$50.00
BUY SHARES
$50.00


12:32
COMMONWEALTH
OVERVIEW
PEDIGREE
GALLERY
PERKS
WRITE UP
21' SPRING PARTY
Yearling Filly | Medaglia D'Oro - Spring Party
$50.00
Share Price
$201,150
Offering Size
0% Funded
BUY SHARES
21' SPRING PARTY
Interactive Pedigree ›
Family Facts
Sire (dad) produced some of the best fillies in the world, including Hall of Fame Rachel Alexandra (LTE: $3.5M) and two-time horse of the year Songbird (LTE: $4.69M)
Sire earned $5,754,720 in 17 starts with a race record of 8 wins, 7 seconds, 0 thirds
Sire earned the top Beyer Speed Figure for any 3-year-old of 2002 with a 120 in the G2 Jim Dandy Stakes
BUY SHARES $50.00
Dandy Stakes
Sire has produced 162 (and counting) stakes winners worldwide
Dam (mom) earned $202,077 in 21 career starts
Dam is a black-type winner and has run in 3 graded stakes races
Dam sold for $525,000 in 2012 at Keeneland's November Breeding Stock Sale
Second dam (grandma) Surf Club produced Baffled, the mother of 3+ leading sire Constitution
BUY SHARES $50.00
PEDIGREE
Tap any image to explore
21' Spring Party
Medaglia D'Oro
Spring Party
El Prado (IRE)
Cappuccino Bay
Smart Strike
Surf Club
Spring Party
(Smart Strike - Surf Club)
Dam
Quick Stat
Black-type winner (LTE: $ 202,077). Producer of a graded stakes winner Marzo (LTE: $312,807). From the family of Constitution and Jacaranda.
The Skinny
Black-Type winner with lifetime earnings of $202,077. Producer of Graded Stakes winner Marzo (LTE: $312, 807). She is the half-sister to MGSWs Emcee, Baffled, and Surfer. Baffled is the producer of MGSW and hot sire Constitution (LTE: $1,031,596) and Graded Stakes winner Jacaranda (LTE: $207,200).


12:32
Medaglia D'Oro
(El Prado (IRE) - Cappucino Bay)
Sire
Quick Stat
Producer of 162 stakes winners globally
The Skinny
Winner of $5,754,720 in 17 career starts. Sire of several Hall of Fame horses, such as Rachel Alexandra (LTE: $3,506,730), Songbird (LTE: $4,692,000), Gold Medal Dancer (LTE: $639,669), and others. He has produced 162 stakes winners worldwide and no other stallion has been able to match his 26 million dollar yearlings to date.
12:33
Surf Club
(Ocean Crest - Horns Gray)
Maternal Grand Dam
Quick Stat
One of world-renowned Godolphin's highest-producing broodmares.
The Skinny
Six-time winning mare with lifetime earnings of $114,397 in 23 starts. Producer of 12 foals, eight foals to race that are all winners, including grade 1 winner Emcee, group 2 winner Surfer, stakes winner and graded stakes producer Spring Party, and grade 3-placed Baffled. Baffled is the dam of multiple grade 1 winning sire Constitution, as well as group 2 winner Boynton and grade 3 winner Jacaranda.
12:32
El Prado (IRE)
(Sadler's Wells - Lady Capulet)
Paternal Grand Sire
Quick Stat
Sire of two of America's top stallions: Kitten's Joy and Medaglia D'Oro.
The Skinny
Sire of 609 winners globally, 83 of those being stakes winners, which had him leading the American General Sire list in 2002. His most notable progeny include top sires Medaglia D'Oro, Kitten's Joy, Artie Schiller, Asi Siempre, Borrego, Paddy O'Prado, Quimera, Ruten, Spanish Moon, and Winter Memories.
12:32
Cappucino Bay
(Bailjumper - Dubbed In)
Paternal Grand Dam
Quick Stat
Black-type stakes winner (LTE: $164,433). Dam of Medaglia D'Oro, one of the world's best sires and broodmares sires.
The Skinny
Winner of the Mercer Girls Stakes, and placed 3rd in the Vallejo Listed Stakes with lifetime earnings of $164,433. Dam of three notable stakes winners: leading sire Medaglia D'Oro (LTE: $5,754,720), Naples Bay (LTE: $338, 770), and Expresso Bay (LTE: $344,285). Out of 9 foals, 7 raced, and 5 were winners.
12:33
Smart Strike
(Mr. Prospector - Classy N' Smart)
Dam Sire
Quick Stat
Two-time leading general sire and six-time Top 10 sire.
The Skinny
Winner of 6 out of 8 races, 2 of those being graded stakes races. Posted 6 triple-digit speed figures and earned $337,376 in 8 career starts. Producer of 135 stakes winners, including 12 champions. Notable progeny include: Curlin (LTE: $10.5M), English Channel ($5.3M), Lookin at Lucky (LTE: $3.3M) and My Miss Aurelia (LTE: $2.54M).


12:33
21' SPRING PARTY
OVERVIEW
PEDIGREE
GALLERY
PERKS
WRITE UP
BUY SHARES
$50.00
12:33
21' SPRING PARTY
PEDIGREE
GALLERY
PERKS
WRITE UP
DETAILS
G1 Club
Buy 24 shares in this offering & join our G1 Club. Along with standard ownership perks (listed below) you'll get:
Concierge at race day events
Join us in the paddock when your horse races (when available)
G1 Welcome Kit
Exclusive invites to private parties & events
Invitation to invest in Private Offerings
Ownership Perks
BUY SHARES
$50.00
12:33
21' SPRING PARTY
PEDIGREE
GALLERY
PERKS
WRITE UP
DETAILS
Ownership Perks
With every investment:
Stay connected to the action with ongoing updates & exclusive content
Fully transparent costs - no hidden fees & zero ongoing expenses
Learn all aspects of racing
Join us in the winner's circle if your horse wins (when available)
Attend morning workouts
Opportunities to meet the horse, trainer, or jockey
BUY SHARES
$50.00
12:33
21' SPRING PARTY
PEDIGREE
GALLERY
PERKS
WRITE UP
DETAILS
with ongoing updates & exclusive content
Fully transparent costs - no hidden fees & zero ongoing expenses
Learn all aspects of racing
Join us in the winner's circle if your horse wins (when available)
Attend morning workouts
Opportunities to meet the horse, trainer, or jockey
Get invites to racing related experiences: auction events, stable tours, and more
BUY SHARES
$50.00
12:33
21' SPRING PARTY
GALLERY
PERKS
WRITE UP
DETAILS
OFFERING
As a standout filly in Keeneland's 2022 September Yearling Sale, 21 Spring Party is physically and mentally stamped by her multiple graded stakes winning sire, Medgalia D'Oro and her black-type winning mother, Spring Party. The cross between Medaglia D'oro as a sire and Smart Strike as the broodmare sire, has already been proven successful with a staggering 30% success rate of stakes winners.
Bred and raised by world-famous Stonestreet farm and bought in partnership with globally renowned Taylor Made Farm's racing division, Medallion Racing, this filly's movement and mentality will take her far as a racehorse. Here's what Medallion Racing's Phillip Shelton had to say:
BUY SHARES
$50.00


12:33
21' SPRING PARTY
GALLERY PERKS WRITE UP DETAILS OFFERING
Racing's Phillip Shelton had to say:
"This filly is by top sire of fillies Medaglia d'Oro out of the stakes winner Spring Party. This makes her a full sister to Grade 3 winner Marzo. Medaglia d'Oro has sired top fillies like Songbird, Rachel Alexandra, Elate, Plum Pretty and others. Spring Party was a stakes winner herself, and is a half sister to G1 winner Emcee, as well as Baffled, who is the dam of top sire Constitution, G2 winner Boynton, and G3 winner Jacaranda, who brought $2,000,000 as a broodmare. It is a great pedigree that locks in a lot of residual value, and gives us a lot of upside with any potential blacktype.
The pedigree is important, but what sold me on this filly was her walk. She
BUY SHARES $50.00

12:33
21' SPRING PARTY
GALLERY PERKS WRITE UP DETAILS OFFERING
The pedigree is important, but what sold me on this filly was her walk. She is a very fluid mover with a big overstride. She is very light on her feet and looks like an athlete. As the sale went on, I couldn't believe we were able to buy her for $150,000. If she were a couple of days later, she would have cost double!"
Being so young, she actually has never had a saddle on her back! This presents us with an exciting opportunity to see what being a racehorse entails from the ground up. She will need to go to a "breaker"/ pre-trainer where she will gain all the fundamentals for racing, including being ridden, being on a practice track, and learning the day-to-day motions of starting her career. She
BUY SHARES $50.00

12:33
21' SPRING PARTY
GALLERY PERKS WRITE UP DETAILS OFFERING
practice track, and learning the day-to-day motions of starting her career. She will be heading to Jimmy Gladwell's farm in Florida for schooling, with whom she will have every opportunity to make herself known in the racing circuit. With her mentality and pedigree, we are confident that she will handle training well and will hopefully head to the track around May of 2023. We will be able to be part of every single step of her racing career from "kindergarten" to a college grad!
Her sire (dad) Medaglia D'Oro is arguably one of the best sires and broodmare sires in the world. He himself won $5,754,720 in just 17 career starts. He has produced 162 stakes winners worldwide and no other stallion
BUY SHARES $50.00

12:33
21' SPRING PARTY
GALLERY PERKS WRITE UP DETAILS OFFERING
Her sire (dad) Medaglia D'Oro is arguably one of the best sires and broodmare sires in the world. He himself won $5,754,720 in just 17 career starts. He has produced 162 stakes winners worldwide and no other stallion has been able to match his 26 million dollar yearlings to date. He has sired 26 (and counting) G1 winners. He is the all-time leading sire of black-type winners at Saratoga and is the all-time leading sire of G1 winners at Del Mar. Most importantly, he is the sire of some of the most notable fillies in history, such as Hall of Famer Rachel Alexandra (LTE: $3,506,730), Songbird (LTE: $4,692,000), Gold Medal Dancer (LTE: $639,669), and most recently, Grade 3 winner and Grade 1 placed, Nostalgic (LTE: $336,900).
BUY SHARES $50.00

12:33
21' SPRING PARTY
GALLERY PERKS WRITE UP DETAILS OFFERING
Horse Details
Racing Trainer TBD
Racing Circuit TBD
Location Two Springs Farm, FL
Lifetime Earnings N/A
Next Race TBD
Breeder Stonestreet Farm
Birthplace Stonestreet Farm
BUY SHARES $50.00


12:33
21' SPRING PARTY
GALLERY PERKS WRITE UP DETAILS OFFERING
Location Farm, FL
Lifetime Earnings N/A
Next Race TBD
Breeder Stonestreet Farm
Birthplace Stonestreet Farm
Foaled April 26th, 2021
Nominations KTDF
Vet Chris Smith
BUY SHARES $50.00


12:34
21' SPRING PARTY
GALLERY PERKS WRITE UP DETAILS OFFERING
Offering Details
Co-Owner Medallion Racing
CMNWLTH Share 40%
Price Per Share $50.00
Number of Shares 4,023
Offering Amount $201,150
Per Share Price Breakdown
Acquisition Cost $16.00
BUY SHARES $50.00


12:34
21' SPRING PARTY
GALLERY PERKS WRITE UP DETAILS OFFERING
Per Share Price Breakdown
Acquisition Cost $16.00
Training Reserve $18.16
Working Capital Reserve $5.84
Offering Expenses $4.51
Management Fee $4.50
Aftercare Donation $1.00
Total $50.00
BUY SHARES $50.00


12:34
21' SPRING PARTY
GALLERY PERKS WRITE UP DETAILS OFFERING
Training Reserve $18.16
Working Capital Reserve $5.84
Offering Expenses $4.51
Management Fee $4.50
Aftercare Donation $1.00
Total $50.00
Offering Circular
Regulatory Disclosures
BUY SHARES $50.00


10:51
COMMONWEALTH
OVERVIEW
PEDIGREE
GALLERY
PERKS
WRITE UP
MAGE
2-Year-Old Colt | Good Magic - Puca
$50.00
Share Price
$171,400
Offering Size
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MAGE
Family Facts
Sire (dad), Good Magic, earned $2,945,000 in 9 career starts.
Sire won the G1 Breeders' Cup Juvenile in 2017 and was 2nd in the 2018 Kentucky Derby behind Justify.
Dam (mom), Puca, earned $299,406 in 17 career starts.
Dam is multiple graded stakes placed and is a listed stakes winner.
Dam is a half-sister to the 7x graded stakes placed and 5x graded stakes winning stallion Finnegan's Wake (LTE: $1,594,665)
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Full brother sold for $325,000 at 2022 Keeneland Yearling Sale.
PEDIGREE
Tap any image to explore
Curlin
Good Magic
Glinda the Good
Mage
Big Brown
Puca
Boat's Ghost
Good Magic
(Curlin - Glinda the Good)
Sire
Quick Stat
Winner of the 2017 Breeders' Cup Juvenile and 2nd in the 2018 Kentucky Derby behind Justify
The Skinny
Millionaire son of champion sire Curlin and a two-time G1 winner. Winner of the G1 Haskell by 3 lengths. Broke his maiden in his third career start in the G1 Breeders' Cup Juvenile, winning by 4 1/4 lengths. He was runner-up in the 2018 Kentucky Derby to Triple Crown winner Justify. Runner-up in the G1 Champagne Stakes, which was just his second time out on the track. Won


10:51
Sire
Quick Stat
Winner of the 2017 Breeders' Cup Juvenile and 2nd in the 2018 Kentucky Derby behind Justify
The Skinny
Millionaire son of champion sire Curlin and a two-time G1 winner. Winner of the G1 Haskell by 3 lengths. Broke his maiden in his third career start in the G1 Breeders' Cup Juvenile, winning by 4 1/4 lengths. He was runner-up in the 2018 Kentucky Derby to Triple Crown winner Justify. Runner-up in the G1 Champagne Stakes, which was just his second time out on the track. Won the 2017 Eclipse Award for Champion 2-Year-Old Colt. One of the top 5 leading first-crop sires in North America. In 2022, his yearling and two-year-old progeny brought a total sales average of $219,493 to date.
10:52
Puca
(Big Brown - Boat's Ghost)
Dam
Quick Stat
Multiple graded stakes placed and listed stakes winner.
The Skinny
Half-sister to the 5+ graded stakes winning stallion Finnegan's Wake. Won the Steve Pini Memorial Stakes, and was 2nd in the G2 Gazelle Stakes with lifetime earnings of $299,406. Dam of three foals, one to race who is a black-type placed filly by champion sire Gun Runner.
10:52
Curlin
(Smart Strike - Sherriff's Deputy)
Paternal Grand Sire
Quick Stat
2+ Horse of the Year and winner of $10,501,800.
The Skinny
Nine-time G1 winner and the 10th highest-earning racehorse of all time, Curlin was a dominating force on the racetrack. In 2007 he won the Preakness Stakes in a near record time of 1:53.40 only .40 seconds slower than Secretariat. He is the sire of 67 Stakes Winners and 123 Stakes horses. Notable progeny include: Vino Rosso (LTE: $4.8M), Exaggerator (LTE: $3.58M), Keen Ice (LTE: $3.4M), and Good Magic (LTE: $3.4M)
10:52
Glinda the Good
(Hard Spun - Magical Flash)
Paternal Grand Dam
Quick Stat
Black-type winner and graded stakes placed. Dam of champion racehorse Good Magic and four other winners.
The Skinny
Winner of 2 stakes races and runner-up in another 2 stakes races. Third in the G2 Pocahontas Stakes. (LTE: $226,758). She has produced four other winners in addition to champion racehorse Good Magic.
10:52
Big Brown
(Boundary - Mien)
Dam Sire
Quick Stat
Winner of the 2008 Kentucky Derby and Preakness S.
The Skinny
Undefeated in 8 starts, including the 2008 Kentucky Derby and Preakness. (LTE: $3,614,500). Notable Progeny include MGSW winner, 3rd in the 2015 Kentucky Derby sire Dortmund (LTE: $1,987,505), G2 winner Somelikeithotbrown (LTE: $1,206,248), G2 winner Kiss To Remember (LTE: $756,191), G2 winner Coach Inge (LTE: $606,177), G3 winner Send It In (LTE: $501,914), G3 winner Nancy (AUS) (LTE: $284,669), G3 winner Darwin


10:52
(Boundary - Mien)
Dam Sire
Quick Stat
Winner of the 2008 Kentucky Derby and Preakness S.
The Skinny
Undefeated in 8 starts, including the 2008 Kentucky Derby and Preakness. (LTE: $3,614,500). Notable Progeny include MGSW winner, 3rd in the 2015 Kentucky Derby sire Dortmund (LTE: $1,987,505), G2 winner Somelikeithotbrown (LTE: $1,206,248), G2 winner Kiss To Remember (LTE: $756,191), G2 winner Coach Inge (LTE: $606,177), G3 winner Send It In (LTE: $501,914), G3 winner Nancy (AUS) (LTE: $284,669), G3 winner Darwin (LTE: $243,772), G3 winner Downie Perfect (AUS) (LTE: $95,587), and several other black-type winners.
10:52
Boat's Ghost
(Silver Ghost - Rocktheboat)
Maternal Grand Dam
Quick Stat
Dam of 12+ multiple graded stakes placed stallion Finnegan's Wake and black-type winner Puca
The Skinny
Winner of the Prairie Meadows Debutante Stakes. She has produced several winners, including MGSW and now sire Finnegan's Wake (LTE: $1,594,665) as well as Multiple graded stakes placed and listed stakes winner Puca (LTE: $299,406)
10:53
MAGE
NOTIFY ME
10:53
MAGE
G1 Club
Buy 50 shares in this offering & join our G1 Club. Along with standard ownership perks (listed below) you'll get:
Concierge at race day events
Join us in the paddock when your horse races (when available)
G1 Welcome Kit
Exclusive invites to private parties & events
Early access to new offerings & invitation to invest in Private Offerings
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10:53
MAGE
Ownership Perks
With every investment:
Stay connected to the action with ongoing updates & exclusive content
Fully transparent costs - no hidden fees & ZERO ongoing expenses
Learn all aspects of racing
Join us in the winner's circle if your horse wins (when available)
Attend morning workouts
Opportunities to meet the horse, trainer or jockey
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10:53
MAGE
PEDIGREE
GALLERY
PERKS
WRITE UP
DETAILS
with ongoing updates & exclusive content
Fully transparent costs - no hidden fees & ZERO ongoing expenses
Learn all aspects of racing
Join us in the winner's circle if your horse wins (when available)
Attend morning workouts
Opportunities to meet the horse, trainer or jockey
Get invites to racing related experiences: auction events, stable tours and more
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10:53
MAGE
GALLERY
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OFFERING
Mage is everything you look for in a race colt.
From an elite family of stakes winning racehorses, he was sired by North America's current #1 leading sire Good Magic. Out of stakes winner Puca, whose first foal (Mage's half-sister) is stakes placed after just 3 starts.
Trained and co-owned by legendary South American trainer Gustavo Delgado Sr., four-time winner of the Venezuelan Triple Crown.
He is powerful, he is aggressive, he is fast. He is the spitting image of his Champion sire.
Purchased from the 2022 Fasig Tipton
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10:53
MAGE
GALLERY
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Purchased from the 2022 Fasig Tipton Midatlantic sale in Timonium, Maryland, Mage was a standout in every regard. His 10 second ⅛ mile breeze was among the fastest of the sale, matched by only 19 other horses out of 391 consigned. Not only that but his gallop out times of 21.2 seconds for 2 furlongs and 33.3 seconds for 3 furlongs demonstrated the ability to carry that speed over a route of ground. A critical marker in evaluating a young horse's future racing potential.
Physically he is very impressive. Strong, well muscled and built to get over the dirt.
"We are very excited about Mage. He is a horse with a strong character and a
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10:53
MAGE
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Physically he is very impressive. Strong, well muscled and built to get over the dirt.
"We are very excited about Mage. He is a horse with a strong character and a nice physical. Everything about him makes us think that he will be a special horse." -Gustavo Delgado Jr. Assistant Trainer & Co-Owner.
Currently based in Lexington, KY and being pointed to late 2022 start at Gulfstream Park. Get in on the action and join us in Miami, where we'll no doubt be making magic together.
Pedigree Insights
His sire (dad), Good Magic, is the G1-
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10:53
MAGE
GALLERY
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Pedigree Insights
His sire (dad), Good Magic, is the G1-winning, millionaire son of champion sire Curlin. Trained by Chad Brown and bred by world famous Stonestreet Farm, Good Magic retired with total lifetime earnings of $2,945,000 in just 9 starts. He broke his maiden in his 3rd career start in the 2017 G1 Breeders' Cup Juvenile, besting 5 future breeding stallions: Bolt d' Oro, Solomini, Firenze Fire, Free Drop Bill and US Navy Flag. He was runner up to Triple Crown winner Justify in the 2018 Kentucky Derby and won the 2018 G1 Haskell Invitational later that year.
Good Magic's start in the breeding shed has been no less impressive than
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10:53
MAGE
Good Magic's start in the breeding shed has been no less impressive than his race career. Currently the #3 first crop sire of 2022, Good Magic has already produced 3 graded stakes winners from 49 runners.
Although Mage is the spitting image of his sire, he has a strong female pedigree behind him as well. His dam, Puca, is a multiple graded stakes winning mare who earned $299,406 in 17 starts. She is by the 2008 Kentucky Derby and Preakness winner Big Brown, making this pedigree all dirt. Puca won the Steve Pini Memorial Stakes, and was 2nd in the G2 Gazelle Stakes. She is the half-sister to the 5+ graded stakes winning stallion Finnegan's Wake (LTE: $1,594,665).
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10:53
MAGE
Derby and Preakness winner Big Brown, making this pedigree all dirt. Puca won the Steve Pini Memorial Stakes, and was 2nd in the G2 Gazelle Stakes. She is the half-sister to the 5+ graded stakes winning stallion Finnegan's Wake (LTE: $1,594,665).
Mage is the second foal out of Puca. Her first foal "Gunning" is a three-year-old filly by Gun Runner that is already stakes placed in just three starts with lifetime earnings of $103,085.
Puca's third foal, a full brother to Mage, was purchased by Oracle Bloodstock for $325,000 at the 2022 Keeneland September sale. This family is extremely active with alot more to come.
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10:54
MAGE
Next Race
Late 2022
Breeder
Grandview Equine
Birthplace
Kentucky
Foaled
April 18th, 2020
Nominations
Breeders' Cup, KTDF
Vet Exam
Vet
Dr. Chris Smith
Equibase Link
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10:54
MAGE
Horse Details
Racing Trainer
Gustavo Delgado Sr.
Racing Circuit
Kentucky / Florida
Location
Lexington
Lifetime Earnings
Recent Speed Figure
Recent Work
Next Race
Late 2022
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10:54
MAGE
Offering Details
Co-Owner
Marquee Bloodstock, Ogma Investments
CMNWLTH Share
25%
Price Per Share
$50.00
Number of Shares
3,428
Offering Amount
$171,400
Per Share Price Breakdown
Acquisition Cost
$23.75
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10:54
MAGE
Per Share Price Breakdown
Acquisition Cost
$23.75
Training Reserve
$8.77
Working Capital Reserve
$7.16
Offering Expenses
$4.92
Management Fee
$3.34
Aftercare Donation
$1.00
Total
$50.00
NOTIFY ME


1:07
COMMONWEALTH
21' LEIGH COURT
Yearling Filly | Constitution - Leigh Court
$50.00
Share Price
$195,500
Offering Size
0% Funded
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21' LEIGH COURT
Interactive Pedigree >
Family Facts
Sire (dad) sired our very own We The People (LTE: $445,250) as well as Tiz the Law (LTE: $2.73M), American Revolution (LTE: $944k), and Independence Hall (LTE: $881k)
Sire is leading WinStar Farm's 2023 stallion roster at $110,000 per cover
Sire was the #1 sire of his crop in 2019, 2020 and 2021
Dam (mom) sold for $1,000,000 in 2014 at the Fasig Tipton Night of the Stars Sale
BUY SHARES $50.00
Dam named 2013 Canadian Champion Filly after winning multiple graded stakes races
Dam earned $778,793 in 18 career starts
Dam's sire, Grand Slam, is one of the world's leading broodmare sires with 57 (and counting) of his grandchildren being stakes winners
PEDIGREE
Tap any image to explore
21' Leigh Court
Constitution
Tapit
Baffled
Leigh Court
Grand Slam
Padmore
Leigh Court
(Grand Slam - Padmore)
Dam
Quick Stat
Multiple graded stakes winner and Canada's 2013 Champion 3-year-old filly
The Skinny
Canada's 2013 champion 3-year-old filly. Race record of 9-4-0 record from 17 starts with lifetime earnings of $778,793. Winner of the 2014 G2 Thoroughbred Club of America Stakes, the 2013 G3 Ontario Colleen (Canada), and the 2014 G3 Seaway (Canada). Sold for $1,000,000 to Speedway Stables at the 2014 Fasig-Tipton November "Night of the Stars" sale.



1:08
Constitution
(Tapit - Baffled)
Sire
Quick Stat
Sire of 2020 KY Derby favorite Tiz the Law.
The Skinny
Winner of the G1 Florida Derby and G1 Donn Handicap, Constitution earned $1.03M in eight career starts. In his first crop he sired G1-winning Tiz the Law. In 2019, 2020, and 2021, he was ranked #1 sire of his crop. Lifetime leading runners include Tiz the Law (LTE: $2.73M), American Revolution (LTE: $944k), Independence Hall (LTE: $881k) and Commonwealth star We the People (LTE: $445, 250)
1:08
Padmore
(French Deputy - Double Lock (GB))
Maternal Grand Dam
Quick Stat
Mother to 5 MGSWs and 1 Black-Type Winner
The Skinny
Padmore is the dam of MGSWs Leigh Court, King Of Sydney, Bon Raison, Barracks Road, and black-type placed Star Hill. In total, her offspring have earned over $1.5M.
1:08
Tapit
Paternal Grand Sire
Quick Stat
#1 active sire by Lifetime Grade I Winners
The Skinny
Winner of two G1 races in 6 starts with lifetime earnings of $557,300. Sire of 29 G1 winners. The only stallion to rank in the Top 5 for 9 out of the last 10 years and the only modern stallion to sire four Belmont Stakes winners. His progeny have earned more than $187M on the racetrack and include: Flightline (LTE: $1.39M), Testa Matta (LTE: $4.7M), Essential Quality ($4.75M), Frosted (LTE: $3.97M), Tonalist ($3.64M), Constitution (LTE: $1,031,596)
1:08
Baffled
Paternal Grand Dam
Quick Stat
Dam of Multiple Graded Stakes winners, most notably Constitution and Jacaranda
The Skinny
Dam of leading sire, Constitution, G2 winner Boynton, and G3 winning filly Jacaranda (who sold for $2M as a broodmare in 2016). Baffled topped the 2016 Fasig Tipton November Broodmare sale when she sold for $3.5M. She is the half-sister to G1-winning breeding stallion Emcee (LTE: $479k), G2-winner Surfer (LTE: $440k), and stakes winner Spring Party (LTE: $202k)
1:08
Grand Slam
(Gone West - Bright Candies)
Dam Sire
Quick Stat
Leading broodmare sire with 57 Stakes Winners
The Skinny
2 year-old Grade 1 winner. Winner of the G1 Belmont Futurity, the G1 Champagne Stakes, and the G1 Breeders' Cup Juvenile. As a 3-year-old, he won the Peter Pan Stakes, and was third in the Breeders' Cup Sprint. He retired with lifetime earnings of $971,292 in 15 starts. As a broodmare sire, he is one of the leading earners with 57 stakes winners.


1:08
21' LEIGH COURT
BUY SHARES
$50.00
G1 Club
Buy 24 shares in this offering & join our G1 Club. Along with standard ownership perks (listed below) you'll get:
Concierge at race day events
Join us in the paddock when your horse races (when available)
G1 Welcome Kit
Exclusive invites to private parties & events
Invitation to invest in Private Offerings
Ownership Perks
With every investment:
Stay connected to the action with ongoing updates & exclusive content
Fully transparent costs - no hidden fees & zero ongoing expenses
Learn all aspects of racing
Join us in the winner's circle if your horse wins (when available)
Attend morning workouts
Opportunities to meet the horse, trainer, or jockey
Get invites to racing related experiences: auction events, stable tours, and more
21 Leigh Court has an incredibly deep pedigree, which is paired with an amazing physical conformation. Bought in partnership with globally renowned Medallion Racing, Phillip Shelton's assessment of the filly was incredibly positive, stating the following:
"This filly is by top sire Constitution out of the incredibly fast race mare Leigh Court. Constitution is one of the top young stallions in the business, with G1 winners like Tiz the Law and Americanrevolution. Leigh Court won over $750,000, with her signature win coming in the G2 Thoroughbred Club of America at Keeneland. She ran 7, 90+ beyers, including 90+ beyers on dirt, turf and synthetic. This filly is an


1:08
21' LEIGH COURT
dirt, turf and synthetic. This filly is an outstanding physical. We loved her neck and shoulder with a very laid back wither. She has a very good hind leg, and we loved the way her muscle from her hip tied into her gaskin. She was raised at Stone Farm, which has produced countless champions. They said that she has continuously improved with sales prep, and we think she is going to thrive when she starts the breaking process."
Black -type on both sides of her pedigree, alongside her class and physical movement, her mentality is one rarely seen in a horse this young. Focused and calm, she has all the great makings of a solid race filly.
As a yearling, she is just now old
BUY SHARES
$50.00
1:08
21' LEIGH COURT
As a yearling, she is just now old enough to start putting a saddle on her back! What this means is that she needs to go to a "breaker"/ pre-trainer where she will gain all the fundamentals for racing, including being ridden, being on a practice track, and learning the day-to-day motions of starting her career. She will be heading to Jimmy Gladwell's farm in Florida for schooling, with whom she will have every opportunity to make herself known in the racing circuit. With her mentality and pedigree, we are confident that she will handle training well and head to the track around May of 2023. This is an incredible opportunity to be involved with a racehorse from the ground up!
Her dam (mother), Leigh Court, was
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$50.00
1:08
21' LEIGH COURT
Her dam (mother), Leigh Court, was named Canada's Champion race filly in 2013. The Kentucky-bred mare was trained by multiple graded stakes winning trainer Mike Stidham, and was sold at the end of her racing career for $1million to Speedway Stables at the 2014 Fasig-Tipton November Night of the Stars sale. Her race record is one for the books, being 9-4-0 from 17 starts with lifetime earnings of $778,793. This includes the 2014 G2 Thoroughbred Club of America Stakes at Keeneland, and several other graded stakes in Canada.
Her sire (dad) is none other than leading sire Constitution, winner of the G1 Florida Derby and G1 Donn Handicap. Constitution earned $1.03M
in just 8 career starts. While he was an
BUY SHARES
$50.00
1:09
21' LEIGH COURT
in just 8 career starts. While he was an impressive racehorse, his breeding career started even more impressively. Unbiased toward dirt or turf, he sired a classic winner in G1 winning Tiz the Law, placing him in the elite ranks of only 10 other stallions who, since 1995, have sired a classic winner in their first crop. In 2020 he was ranked #1 Second-Crop Sire and #1 Third-Crop Sire in 2021. Lifetime leading runners include Tiz the Law (LTE: $2.73M), American Revolution (LTE: $944k), Independence Hall (LTE: $881k), and Commonwealth star We the People (LTE: $445, 250).
Her grandmother on her father's side is Baffled, who topped the 2016 Fasig Tipton November Broodmare sale, bringing a whopping $3.5 million.
Consigned by Taylor Made Sales
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$50.00
1:09
21' LEIGH COURT
Agency, the daughter of Distorted Humor was purchased by a partnership between Florida's Bridlewood Farm and Don Alberto Corp. Baffled was graded stakes-placed in her own right on the track. Her daughter, Jacaranda, later brought $2 million in foal to Candy Ride (ARG) and was purchased by Alpha Delta via Reynolds Bell, agent. Jacaranda was consigned by Hunter Valley Farm, agent and is by Congrats. She retired from trainer Michael Hushion's barn earlier this year and has a win in the G3 Tempted Stakes to her name.
Her broodmare sire (grandfather on her mother's side), is Grand Slam. Trained by hall of fame trainer D. Wayne Lukas, Grand Slam was a Grade 1 winner in
BUY SHARES
$50.00


1:09
21' LEIGH COURT
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His early career as a 2-year-old. He won the G1 Belmont Futurity, the G1 Champagne Stakes, and the G1 Breeders' Cup Juvenile. The Next year, he won the Peter Pan Stakes, came third in the Breeders' Cup Sprint, until he was retired to Coolmore Stud's American division, Ashford, as a three-year old. Grand Slam retired with lifetime earnings of almost $1million, winning $971,292 in 15 starts. As a broodmare sire, he is one of the leading earners with 57 stakes winners.
Her Grandfather on her Father's side is Leading sire and broodmare sire Tapit. In 6 starts Tapit won two G1 races and earned $557,300. He is the sire of 29 G1 winners and is the only stallion to rank in the Top 5 for 9 out of the last 10 years and the only modern stallion to
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$50.00
1:09
21' LEIGH COURT
Her Grandfather on her Father's side is Leading sire and broodmare sire Tapit. In 6 starts Tapit won two G1 races and earned $557,300. He is the sire of 29 G1 winners and is the only stallion to rank in the Top 5 for 9 out of the last 10 years and the only modern stallion to sire four Belmont Stakes winners. His progeny have earned more than $178M on the racetrack and include greats like: Flightline (LTE: $1.39M) Testa Matta (LTE: $4.7M), Essential Quality ($4.75M), Frosted (LTE: $3.97M), Tonalist ($3.64M), Constitution and many more.
It is evident that 21 Leigh Court has all the ingredients to blow us away on the track. Regardless of her performance on the racetrack, her pedigree and physique give us the safe haven of a very strong broodmare prospect. We
BUY SHARES
$50.00
1:09
21' LEIGH COURT
earned $557,300. He is the sire of 29 G1 winners and is the only stallion to rank in the Top 5 for 9 out of the last 10 years and the only modern stallion to sire four Belmont Stakes winners. His progeny have earned more than $178M on the racetrack and include greats like: Flightline (LTE: $1.39M) Testa Matta (LTE: $4.7M), Essential Quality ($4.75M), Frosted (LTE: $3.97M), Tonalist ($3.64M), Constitution and many more.
It is evident that 21 Leigh Court has all the ingredients to blow us away on the track. Regardless of her performance on the racetrack, her pedigree and physique give us the safe haven of a very strong broodmare prospect. We are thrilled for her to be joining the Commonwealth roster!
BUY SHARES
$50.00
1:09
21' LEIGH COURT
Horse Details
Racing Trainer TBD
Location Two Springs Farm
Next Race TBD
Breeder Speedway Stables
Birthplace Stone Farm
Foaled April 18th, 2021
Nominations KDTF
BUY SHARES
$50.00
1:09
21' LEIGH COURT
Location Two Springs Farm
Next Race TBD
Breeder Speedway Stables
Birthplace Stone Farm
Foaled April 18th, 2021
Nominations KDTF
Vet Chris Smith
BUY SHARES
$50.00


1:09
21' LEIGH COURT
GALLERY
PERKS
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DETAILS
OFFERING
Location
Two Springs Farm
Next Race
TBD
Breeder
Speedway Stables
Birthplace
Stone Farm
Foaled
April 18th, 2021
Nominations
KDTF
Vet
Chris Smith
BUY SHARES
$50.00
1:09
21' LEIGH COURT
Offering Details
Co-Owner
Medallion Racing
CMNWLTH Share
30%
Price Per Share
$50.00
Number of Shares
3,910
Offering Amount
$195,500
Per Share Price Breakdown
Acquisition Cost
$20.00
BUY SHARES
$50.00
1:09
21' LEIGH COURT
Per Share Price Breakdown
Acquisition Cost
$20.00
Training Reserve
$14.15
Working Capital Reserve
$5.64
Offering Expenses
$4.58
Management Fee
$4.63
Aftercare Donation
$1.00
Total
$50.00
BUY SHARES
$50.00
1:09
21' LEIGH COURT
Training Reserve
$14.15
Working Capital Reserve
$5.64
Offering Expenses
$4.58
Management Fee
$4.63
Aftercare Donation
$1.00
Total
$50.00
Offering Circular
Regulatory Disclosures
BUY SHARES
$50.00